

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2017

James L. Reynolds
President and Chief Executive Officer
Adomani, Inc.
620 Newport Center Drive, Suite 100
Newport Beach, CA 92660

> **Re:** **Adomani, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed February 13, 2017**
> **File No. 024-10656**

Dear Mr. Reynolds:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2017 letter.

Executive and Director Compensation, page 82

1. We note your disclosure on page F-14 that your CEO received stock based compensation of $499,000 in fiscal year 2016. Please revise this section to include all officer and director compensation. Refer to Item 11 of Form 1-A.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note the second paragraph of the report refers to the audit being conducted in accordance with the standards of Public Company Accounting Oversight Board (United

States) and with auditing standards generally accepted in the United States of America. Please be advised that your auditor's report must contain clear statements as to scope of the audit. In this regard, the report should contain a representation that the audit is conducted in accordance with either the standards of Public Accounting Oversight Board or auditing standards generally accepted in the United States of America but not both. Please revise your auditor's report accordingly.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
        DLA Piper